Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Amendment

to

ADMINISTRATION Agreement

between

CM ADVISORS FAMILY OF FUNDS

and

ULTIMUS FUND SOLUTIONS, LLC

This Amendment (the “Amendment”), dated as of April 25, 2019, amends and revises the Administration Agreement, dated November 20, 2006, as amended (the “Agreement”) between CM Advisors Family of Funds (f/n/a CM Advisers Family of Funds), a Delaware business trust (the “Trust”) and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus” and collectively with the Trust, the “Parties”).

WHEREAS, the Parties entered into the Agreement; and

WHEREAS, the Parties desire to amend and revise the Agreement to update and revise certain provisions of the Agreement as set forth below;

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Section 1 of the Agreement is amended to add the following subsection (u):

(u) provide assistance in the adoption and maintenance of a Liquidity Risk Management Program (“LRMP”) which meets the requirements of Rule 22e-4 under the 1940 Act. The LRMP shall include the following services:

Implementation Phase

•	Assist in the development and implementation of the Trust’s written LRMP
•	Perform an in-depth evaluation of the adequacy of the written LRMP of the Trust’s investment adviser (the “investment adviser”) to ensure compatibility with the LRMP of the Trust

Ongoing Services

•	Provide data from the Trust’s books and records
•	Assist in monitoring the highly liquid investment minimum, if applicable, and the level of illiquid investments (15% limit) of each series within the Trust

•	Assist with arranging notifications to the Trust’s Trustees
•	Assist in the preparation of Form N-LIQUID
•	Add the investment adviser’s liquidity risk discussion to shareholder reports

Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

2.	Schedule B of the Agreement is amended to add the following Section 4:

4. LIQUIDITY RISK MANAGEMENT PROGRAM

The Trust agrees to pay Ultimus the fees below.

Implementation Fee (payable in six equal installments commencing with initial compliance date)	[Redacted]
Annual Fee	[Redacted]
Form N-LIQUID preparation and related Notification to the Trust’s Trustees	[Redacted]
Optional ICE Vantage Liquidity Indicator Model	[Redacted]

3.	Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of the Amendment will prevail.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first written above.

CM ADVISORS FAMILY OF FUNDS		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Arnold Van Den Berg	By:	/s/ Kurt B. Krebs
Name:	Arnold Van Den Berg	Name:	Kurt B. Krebs
Title:	Chief Executive Officer	Title:	Chief Financial Officer